UBS FAIRNESS OPINION

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UBS

Strictly Private & Confidential
Fila Holding S.p.A.
Viale Cesare Battisti, 26
13900 Biella
Italy

To the attention of
The Board of Directors

23 June 2003

Dear Members of the Board,

We understand that Fila Holding S.p.A., an Italian stock corporation (" Fila" or the "Company"), is considering a transaction whereby RCS MediaGroup S.p.A., an Italian stock corporation ("RCS"), will offer to purchase all of the outstanding ordinary shares of Fila including those in the form of American Depositary Shares (the "Fila ADSs") not owned by RCS (the "Offer") at a price of US$1.12 in cash, without interest, per Fila ADS ("the Consideration"), pursuant to the terms of an offer to purchase to be launched as soon as practicable and in any case prior to September 7, 2003 (the "Offer to Purchase").

You have requested our opinion as to the fairness from a financial point of view to the holders of Fila ADSs other than RCS of the Consideration to be received by such holders in the Offer. It is our understanding that the decision whether to recommend this offer to shareholders will be made only by those directors who do not have a conflict of interest as required by applicable Italian law.

UBS Corporate Finance Italia S.p.A. ("UBS") has acted as financial advisor to the Board of Directors of the Company in connection with the Offer and will receive a fee for its services. In the ordinary course of business, UBS AG, its subsidiaries, branches or affiliates have traded securities of the Company for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. We also act or have acted as financial advisor for certain direct or indirect shareholders of RCS, including Edison S.p.A., Assicurazioni Generali S.p.A. and Banca Intesa S.p.A., which together hold approximately 5.6% of the RCS ordinary shares, of which 5.4% are subject to a shareholder agreement representing approximately 44.9% of RCS's ordinary shares.

Our opinion does not address the Board's underlying business decision on whether or not to recommend the Offer or constitute a recommendation to any holder of Fila ADSs as to whether or not to tender their Fila ADSs in the Offer. In rendering this opinion, we have assumed, with your consent, that the final Offer to Purchase will not differ in any material respect from the draft of June 20, 2003 reviewed by us. We have not been authorized to and have not solicited indications of interest in a business combination with the Company from any party nor did we participate in any negotiations on behalf of Fila regarding the Offer to Purchase. We note that on June 10, 2003 the Company completed its sale of substantially all of its operating assets to Sport Brands International LLC (the "Sale").

In arriving at our opinion, we have, among other things:

(i)   reviewed the draft of the Offer to Purchase dated June 20, 2003,


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(ii)   reviewed certain publicly available business and historical financial information relating to the Company, including the Company's annual report on Form 20-F for the year ended December 31, 2002 and certain communications to shareholders,

(iii) reviewed the Stock Purchase Agreement among Sport Brands International LLC, Holding di Partecipazioni Industriali S.p.A. (subsequently re-named RCS MediaGroup S.p.A.) and Fila relating to the purchase of capital stock of Fila Nederland BV, Fila Sport S.p.A., Ciesse Piumini S.r.l. and Fila U.S.A. Inc. dated March 7, 2003 and the related letter agreement dated June 10, 2003,

(iv)   reviewed current and historical market prices of the ADSs of the Company,

(v) reviewed certain internal financial information and other data relating to the remaining assets of the Company, including estimates and a draft pro-forma balance sheet prepared by management of the Company, that were provided to us by the Company,

(vi) reviewed estimates of the current amount of the Company's tax loss carry forwards that were endorsed by the Board of Directors and provided to us at the Board of Directors' direction,

(vii) conducted discussions with members of the senior management of the Company prior to the Sale and with the members of the Board of Directors after the Sale concerning the post-Sale business and financial prospects of the Company, and

(viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and have not been furnished with any such evaluation or appraisal. We note that we are not tax, accountancy or other specialist advisors and we have not made any determination as to the value of the Company's tax loss carry-forwards and we have assumed, based on the Board's assessment that no opportunity exists for the Company to realise a material value through the use of such tax loss carry-forwards, that the value of tax loss carry-forwards is not material to the Company. At your direction, we have relied on the draft pro forma balance sheet of the Company as at June 10, 2003, and you have advised us that no changes to this pro-forma balance sheet are necessary to account for any subsequent occurrences. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

This letter and the opinion is provided for the benefit of the Board of Directors of the Company only in connection with and for the purposes of their consideration of the Offer.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by the holders of Fila ADSs, other than RCS and its affiliates, in the Offer is fair from a financial point of view to such holders.

Yours faithfully,

UBS Corporate Finance Italia S.p.A.


/s/ UBS Corporate Finance Italia S.p.A.


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